Faegre Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103-6996
(215) 988-2700 (Phone)
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www.faegredrinker.com

November 16, 2021

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC  20549
Attn:  Ms. Christina DiAngelo Fettig

Re:	Trust for Credit Unions (the “Trust”) (Registration Nos. 033-18781 and 811-05407)

Dear Ms. Fettig:

This letter is in response to the comments of the staff of the Securities and Exchange Commission (“SEC Staff”) that you provided via telephone on September 1, 2021 and September 30, 2021 relating to the Trust’s August 31, 2020 annual report (the “Annual Report”), which was filed with the Securities and Exchange Commission (“SEC”) on Form N-CSR on November 9, 2020. For your convenience, the SEC Staff’s comments are summarized below and each comment is followed by the Trust’s response.

1.    Comment:  Item B-23 of Form N-CEN asks whether the Registrant paid any dividends or distributions that require a written statement pursuant to Section 19(a) of the Investment Company Act of 1940, as amended (the “1940 Act”).  Please confirm that the Registrant’s response of “yes” was accurate, as the Trust’s Portfolios appeared to have paid all distributions from income this year.

   Response:  Shareholders received 19a-1 notices each month during the fiscal year ended August 31, 2020, due to the uncertainty of the character of gains and losses due to paydowns.  All distributions for the fiscal year ended August 31, 2020 were determined to be income.

2.   Comment:   Item C-7(e) of Form N-CEN requests that the Registrant indicate its reliance on certain rules.  Please confirm that the affirmative response with respect to Rule 17a-7 transactions is correct, as there are no Rule 17a-7 transactions included in the Notes to Financial Statements.

   Response: Upon review, the Registrant determined that the Form N-CEN filing for the fiscal year ended August 31, 2020 incorrectly noted that the Registrant had Rule 17a-7 transactions during the fiscal year ended August 31, 2020.

3.	Comment: With respect to the information required in Items 27(d)(4) and 27(d)(5), please add proxy voting record disclosure in Form N-CSR.

    Response: The Registrant will include this disclosure in the shareholder report.

4. Comment:  The Certifications attached to the N-CSR filing are dated one day before the audit opinion date.  Please confirm that the certifying officer was comfortable certifying the form the day before the audit opinion date.

   Response: The Registrant’s Form N-CSR was signed by the Registrant’s principal executive and principal financial officer on October 29, 2020.  At that point, the audit of the Registrant’s Portfolios was substantially complete, and the Registrant’s independent registered public accounting firm had confirmed that there would be no additional changes to their opinion. The Registrant’s principal executive and principal financial officer has confirmed their comfort in signing the letter that day.

5. Comment:  On page 6, in the Management’s discussion for the Short Duration Portfolio, the disclosure notes that the Portfolio will invest a “substantial portion of its assets in mortgage-related securities, which include privately-issued mortgage-related securities in the highest two rating categories.”  Please consider whether to add this disclosure in the registration statement.

   Response:  The Registrant acknowledges the comment.  Although privately-issued mortgage-related securities are a permissible investment under the Short Duration Portfolio’s investment objective, the Portfolio does not currently invest in these instruments.  The Registrant will remove the reference to privately-issued mortgage-related securities from the Management’s discussion section of its shareholder report.

6. Comment:  In the line graph showing the growth of a $10,000 investment in the Portfolios and the Portfolios’ average annual total return table, please include a statement that the graph and table do not reflect the deduction of taxes that a shareholder may pay on Portfolio distributions or the redemption of Portfolio shares.

    Response:   The Registrant will include the disclosure in subsequent annual reports.  The Registrant notes that the Portfolios are offered only to tax-exempt investors.

7.
Comment:  In the schedule of investments for the Ultra-Short Duration Portfolio, the security named “Temporary Deal” on page 15 of the shareholder report should include the name of the issuer.  Please include this in all future filings.

    Response:   The Registrant will include the requested disclosure.

8.
Comment:  With respect to investments in variable rate securities in the schedules of investments, please confirm that the Registrant has reviewed the guidance set forth in the AICPA Investment Company Developments 2010/11 Audit Risk Alert at .79.

    Response:  The Registrant confirms that it has reviewed the relevant portions of the Audit Risk Alert, and that the maturity dates disclosed in the Schedules of Investments for each of the Registrant’s Portfolios are the dates when each Portfolio is unconditionally permitted to demand repayment.

9.	Comment: If there are any open payables to members of the Registrant’s Board of Trustees, please disclose these in the Statement of Assets and Liabilities (Regulation S-X 604-12 and 603-L).

      Response:  The Registrant will disclose open payables to Trustees in the Statement of Assets and Liabilities going forward.

10.                              Comment:  Please explain why the differences between the net investment income ratios for the Investor Shares and TCU Shares classes as shown in the Portfolios’ financial highlights are much larger than the differences in expense ratios between the classes for each of the two Portfolios.

    Response:  Expenses are accrued for daily and are allocated between a Portfolio’s share classes based on each class’s allocation of settled shares outstanding.  Interest income is accrued for daily and is also allocated pro rata between the share classes based on settled shares outstanding; however, there are additional components of income that cannot be accrued for daily, which result in the difference between share classes.  Those additional components of income that cannot be accrued for daily include realized gain (loss) on paydowns, which are recorded as of the time of payment, and adjustments to the prepayment time a Portfolio uses for amortization. The Registrant also notes that the Investor Shares class for each Portfolio had a much more rapid growth in net assets over the fiscal year ended August 31, 2020 than did the TCU Shares class, which also impacted the overall allocation of the components of income that are not accrued for daily. The Registrant will include disclosure the notes to financial statements in subsequent annual reports to state that net investment income earned, other than class-specific expenses, realized capital gains and losses, and unrealized appreciation and depreciation for a Portfolio are allocated daily to each class of shares based upon the relative net asset value of settled shares of each class at the beginning of the day (after adjusting for the current day’s settled capital share activity of the respective class).

11.	Comment: FASB ASC 946-10-50-1 requires that the Registrant disclose that the Portfolios are investment companies following the guidance under ASC 946.

Response:  The Registrant will include the disclosure in its shareholder reports.

12.	Comment: Per Accounting and Disclosure Information release ADI 2019-08, the staff encourages that the Registrant list the Portfolios’ risks in order of importance rather than in alphabetical order.

    Response:  The Registrant acknowledges this comment and will review the disclosure for the Portfolios.

13.	Comment: On the audit opinion, please consider defining the term “Portfolios” as used in the opinion.

Response:  The Registrant acknowledges the comment.

The preceding comments and related responses have been provided by and discussed with management of the Trust.

The Trust hereby acknowledges that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure in the Annual Report; (2) comments of the SEC Staff or changes to disclosure in response to SEC Staff comments in the Annual Report reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the Annual Report; and (3) the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact me at (215) 988-3328 if you have any questions regarding the Trust’s responses.

Very truly yours, /s/ Andrew E. Seaberg Andrew E. Seaberg